EXHIBIT 12.1

Digital River, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2002	2003	2004	2005	2006
	As Restated(2)	As Restated(2)	As Restated(2)	As Restated(2)

Income (Loss) from operations	$(916)	$16,298	$34,762	$66,713	$67,595
Add: Fixed charges	165	235	2,094	3,092	3,240
Earnings as defined	(751)	16,533	36,856	69,805	70,835
Fixed charges	$165	$235	$2,094	$3,092	$3,240
Ratio of earnings to fixed charges(1)	—	70.4	17.6	22.6	21.9

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2002 by an amount equal to the net loss for the period.

(2)	See Note 2, “Restatement of Consolidated Financial Statements,” in Notes to Consolidated Financial Statements.